Exhibit 99.2

CONSENT OF QUALIFIED PERSON

I, Rodney Webster, consent to the public filing of the technical report titled Hod Maden Project Mineral Resource Estimate and dated March 29, 2018 (the “Technical Report”) prepared for Sandstorm Gold Ltd.

I also consent to any extracts from or a summary of the Technical Report in the Annual Information Form of Sandstorm Gold Ltd. dated March 29, 2018 (the “AIF”).

I certify that I have read the AIF and that it fairly and accurately represents the information in the Technical Report that supports the AIF.

Dated 29th March 2018

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Signature of Qualified Person

Rodney Webster, MAIG